Exhibit 99.2

TORM plc First Quarter Report 2019

”TORM’s results in the first quarter reflect the Company’s strong operating performance in a product tanker market where a significant recovery started in the fourth quarter of 2018. We made a profit before tax of USD 23.5m in the first quarter of 2019, the strongest quarterly result in three years, and the bookings so far in the second quarter indicate a continued positive product tanker market,“ says Executive Director Jacob Meldgaard and adds: “We have extended our scrubber commitment with an additional 13 units, which will bring the total number of scrubber-fitted vessels to 34, or close to half of our fleet. With this balanced approach, TORM is well-positioned to reap the benefits of the increased demand for clean petroleum products expected from the implementation of the IMO 2020 regulation.”

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EBITDA for the first quarter of 2019 was USD 61.5m (2018, same period: USD 37.3m). The profit before tax amounted to USD 23.5m (2018, same period: USD 1.1m). Cash flow from operating activities was positive at USD 55.4m in the first quarter of 2019 (2018, same period: USD 18.0m), and earnings per share (EPS) was 31 cents (2018, same period: 1 cent). Return on Invested Capital (RoIC) was 8.8% (2018, same period: 2.4%).

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In the first quarter of 2019, TORM achieved TCE rates of USD/day 17,949 (2018, same period: USD/day 14,225). The product tanker freight rates started the first quarter of 2019 at strong levels last seen in 2016 before softening throughout the quarter as spring refinery maintenance gained pace.

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As of 31 March 2019, 11% of the remaining total earning days in 2019 were covered at an average rate of USD/day 16,311. As of 7 May 2019, 58% of the total earning days in the second quarter of 2019 were covered at USD/day 16,248. 22% of the total earning days in the second to the fourth quarter of 2019 were covered at USD/day 16,026.

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During the first quarter of 2019, TORM entered into agreements to sell two older vessels: the MR vessels TORM Amazon (built in 2002) and TORM Cecilie (built in 2001). The two vessels were sold for a total consideration of USD 15m, and a total debt of USD 9m was repaid in connection with the vessel sales. TORM Amazon was delivered to its new owners during the first quarter of 2019, and TORM Cecilie was delivered during the second quarter of 2019. As of 31 March 2019, excluding TORM Cecilie that is held for sale, TORM’s fleet consists of 69 owned vessels, three chartered vessels and nine vessels on order.

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In April 2019, TORM decided to install 13 additional scrubbers through retrofit installations. These new scrubbers will be produced by the joint venture ME Production China, in which TORM holds an ownership stake of 27.5%. Including the 13 additional scrubbers, TORM has committed to scrubber installations on 34 vessels, or close to half of our fleet. The remaining newbuilding program with scrubbers and retrofit installations will be delivered throughout 2019 and the first quarter of 2020. TORM will finance the scrubber installations through a combination of additional debt and cash-in-hand. 32 of the 34 scrubbers will be installed ahead of the IMO 2020 deadline.

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As of 31 March 2019, TORM’s available liquidity was USD 438m consisting of USD 155m in cash, USD 237m in undrawn credit facilities and USD 46m in undrawn credit facilities subject to documentation. As of 31 March 2019, net interest-bearing debt amounted to USD 584m and TORM's net loan-to-value (LTV) ratio was 52%.

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Based on broker valuations as of 31 March 2019, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 829m. This corresponds to a NAV/share of USD 11.2 or DKK 74.5. TORM’s book equity amounted to USD 867m as of 31 March 2019. This corresponds to a book equity/share of USD 11.7 or DKK 77.9.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,599m as of 31 March 2019. Compared to broker valuations as of 31 December 2018, the market value of the fleet decreased by USD 62m (~4%) when adjusted for sold vessels. The book value of the fleet was USD 1,412m as of 31 March 2019 excluding outstanding installments on the newbuildings of USD 258m. The outstanding installments include payments for scrubbers related to these vessels. As of 31 March 2019, TORM’s order book stood at nine newbuildings covering two LR1 and seven MR vessels. The LR1 and the MR vessels are expected to be delivered in 2019 and the first quarter of 2020.

Announcement no. 10 / 14 May 2019	TORM plc First Quarter Report 2019	Page 1 of 2

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to listen to the call, please dial +45 8071 8097 (+1 (866) 966 1396 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and use 6877846 as conference ID. The presentation can be downloaded from https://investors.torm.com/.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 10 / 14 May 2019	TORM plc First Quarter Report 2019	Page 2 of 2